No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Cases of inappropriate type designation found in applications of four-wheeled vehicles

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Sumihiro Takahashi
Sumihiro Takahashi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 3, 2024

[Translation]

June 3, 2024

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Cases of inappropriate type designation found in applications of four-wheeled vehicles

Honda Motor Co., Ltd. (“Honda”) today announced that it has confirmed that there had been some inappropriate cases regarding the certification test when applying for type designation for four-wheeled vehicles sold in the past.

For details, please see the attached press release.

This transaction is not anticipated to have a material impact on Honda’s consolidated financial results for the fiscal year ending March 31, 2025.

- End -

[Translation]

June 3, 2024

Cases of inappropriate type designation found in applications of four-wheeled vehicles

Honda received a directive from the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) on January 26 of this year to investigate “the actual situation concerning the existence or otherwise of fraudulent acts in type designation applications.” As a result, Honda conducted an internal investigation and confirmed that there had been some inappropriate cases regarding the certification test when applying for type designation for four-wheeled vehicles sold in the past. Honda reported these cases to the MLIT on May 31.

We deeply regret any concerns this may have caused to our stakeholders including customers and business partners.

Since it has been verified that the vehicle meets the legal standards stipulated in the regulations, there is no need for customers who are currently using the vehicle model in question to take any action before continuing to use it.

The various certification tests required for type designation applications are a fundamental prerequisite for customers to use our products safely and with peace of mind, and Honda takes the results of this investigation very seriously. Going forward, we will make company-wide efforts to prevent a recurrence and restore trust.

1.	Background

January 26, 2024

Received a directive from the MLIT to investigate “the actual situation concerning the existence or otherwise of fraudulent acts in type designation applications.” Honda promptly began an internal investigation.

April 26

Provided a progress report to the MLIT that the investigation was underway and that Honda planned to complete the investigation and report the result in May.

May 31

Reported the investigation results to the MLIT.

2.	Summary of investigation results

Regarding four-wheeled vehicles that have sold in the past, we have confirmed that there were cases of improper conduct, such as deviations from test conditions in sound emission tests and tests for vehicle-mounted engine power required for type designation applications, and the use of data different from actual measured values in test reports. There have been no confirmed cases of improper testing in the certification of four-wheeled vehicles currently sold or scheduled to be sold in the future.

<2-1 : Cases of improper conduct in sound emission tests>

[Cases]

The following two incidents occurred during sound emission tests conducted between February 2009 and October 2017.

•	The weight of the test vehicle was set at a weight that exceeded the legal range (inadequate test conditions).

•	In the test report, the weight of the vehicle was listed as a value within the specified range that was different from the actual weight of the vehicle tested (misstatement).

[Background • cause]

If the vehicle weight changes after the test is conducted due to design changes, etc., a re-test may be required. By setting the vehicle weight to a condition stricter than the legal requirement, we thought that we could guarantee the sound emission performance and avoid increasing the man-hours for re-testing.

<2-2 : Case of improper conduct in test for vehicle-mounted engine power (gasoline engine) or test for maximum output of electric motors and test for rated output of electric motors>

[Case]

A single incident occurred during a test for vehicle-mounted engine power (gasoline engine), test for maximum output of electric motors and test for rated output of electric motors, conducted between May 2013 and June 2015.

•	The output and torque value of the test results were rewritten and recorded in the test report (misstatement).

[Background • cause]

When the test result falls short or exceeds the specification values of other models equipped with the same specification prime mover, there is a possibility that additional analysis is required. If the difference from the specification value is small, it was thought that it could be considered to be within the range of performance variation, so the occurrence of additional analysis could be avoided by rewriting the value based on the specification values of other models that are already certified. It was believed that there would be no need to increase the number of man-hours.

<2-3 : Case of improper conduct in test for vehicle-mounted engine power (gasoline engine)>

[Case]

A single incident occurred during a test for vehicle-mounted engine power conducted between April 2013 and January 2015.

•

Although the regulations require testing to be conducted with the generator running, the test was conducted without it running. Numerical values were calculated using the coefficients obtained in another test of the same prime mover, and the test results were considered to be equivalent to the state in which the generator was operating (inadequate test conditions).

[Background • cause]

In the test manual, it was not stipulated that the test conditions were to be measured with the generator running. Therefore, it was assumed that the value calculated using the coefficients were equivalent to the test results under the specified conditions, and it was thought that increasing the man-hours required for the test could be avoided.

3.	Recurrence prevention

We take this incident very seriously, the entire company works as one to prevent recurrence from the viewpoint of compliance and governance enhancement. and we will send out a message form top management to all associates to ensure strict compliance with laws and regulations, and to strengthen the development of such a mindset among all associates. In addition, we will build and standardize appropriate business processes to prevent different interpretations and judgments from different people, and to further strengthen internal audit functions.

<List of vehicle in object>

2-1 : Cases of improper conduct in sound emission tests

Model	Type	Production Period	Test Period

INSPIRE	DBA-CP3	2007.12-2010.07	2009.02

FIT	DBA-GE6, DBA-GE8, DBA-GK3, DBA-GK4, DBA-GK5, DBA-GK6, DAA-GPI, DAA-GP4, DAA-GP5, DAA-GP6	2009.11-2019.09	2009.07-2017.02

CR-Z	DAA-ZF1, DAA-ZF2	2010.02-2013.09	2009.09-2012.06

ACTY	EBD-HH5, EBD-HH6, EBD-HA8, EBD-HA9	2009.12-2013.09	2010.04-2012.01

VAMOS/ VAMOS Hobio	ABA-HM1, ABA-HM2, ABA-HM3, ABA-HM4, EBD-HH5, EBD-HJ1, EBO-HJ2	2010.08-2013.09	2010.04-2010.05

STEP WGN/ STEP WGN SPADA	DBA-RK2, DBA-RK4, DBA-RK6, DBA-RP2, DBA-RP4	2010.10-2017.08	2010.06-2014.10

LEGEND	DBA-KB2	2010.10-2012.06	2010.06

ACCORD/ ACCORD TOURER/ ACCORD HYBRID	DBA-CU1, DBA-CW1, DAA-CR6	2011.02-2016.03	2010.09-2013.01

FIT SHUTTLE	DBA-GG7, DBA-GG8, DAA-GP2	2011.02-2013.07	2010.10

INSIGHT EXCLUSIVE	DAA-ZE3	2011.11-2013.04	2011.01

CR-V	DBA-RM1, DBA-RM4	2011.11-2013.09	2011.03

FREED/ FREED+/ FREED SPIKE	DBA-GB5, DBA-GB6, DAA-GP3, DAA-GB7	2011.10-2019.09	2011.07-2016.05

N-BOX/ N-BOX CUSTOM	DBA-JF1, DBA-JF2	2011.12-2013.01	2011.09

N-ONE	DBA-JG1, DBA-JG2	2012.10-2014.05	2012.06

ODYSSEY	DBA-RC1, DBA-RC2	2013.10-2017.09	2013.06

N-WGN/ N-WGN CUSTOM	DBA-JH1, DBA-JH2	2013.11-2019.05	2013.07

VEZEL	DBA-RU2, DAA-RU3, DAA-RU4	2018.01-2020.07	2013.08-2017.07

GRACE	DBA-GM6, DAA-GM4, DAA-GM5	2014.10-2020.07	2014.01-2016.11

S660	DBA-JW5	2015.03-2019.12	2014.09

SHUTTLE	DBA-GK9, DAA-GP7, DAA-GP8	2015.04-2019.03	2014.10-2017.03

NSX	CAA-NC1	2016.08-2019.12	2016.05

JADE	DBA-FR5	2018.04-2020.07	2017.1

2-2 : Case of improper conduct in test for vehicle-mounted engine power (gasoline engine), test for maximum output of electric motors and test for rated output of electric motors

Model	Type	Production Period	Test Period

FIT	DAA-GP5, DAA-GP6	2013.07-2019.09	2013.05
SHUTTLE	DAA-GP7, DAA-GP8, 6AA-GP7, 6AA-GP8	2015.04-2022.08
FREED/FREED+	DAA-GB7, 6AA-GB7, DAA-GB8, 6AA-GB8	2016.06-2022.05
VEZEL	DAA-RU3, 6AA-RU3, DAA-RU4, 6AA-RU4	2013.09-2021.02

JADE	DAA-FR4	2014.12-2020.07	2013.05-2014.08

GRACE	DAA-GM4, DAA-GM5, DBA-GM6, DBA-GM9	2015.06-2017.05	2013.05-2015.03

ODYSSEY	DBA-RC1, 6BA-RC1	2013.10-2020.09	2014.09

NSX	CAA-NC1, 5CA-NC1	2016.07-2022.10	2015.06

2-3 : Case of improper conduct in test for vehicle-mounted engine power (gasoline engine)

Model	Type	Production Period	Test Period

FIT	DBA-GK3, DBA-GK4	2013.07-2020.09	2013.04

SHUTTLE	DBA-GK8, DBA-GK9	2015.04-2017.08	2014.09

ODYSSEY	DBA-RC1, DBA-RC2, 6BA-RC1, 6BA-RC2	2013.10-2020.09	2014.09

JADE	DBA-FR5	2015.05-2020.07	2015.01